DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

January 10, 2014

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ji Kim, Attorney-Advisor
Mark P. Shuman, Branch Chief — Legal
Barbara C. Jacobs, Assistant Director
Laura Veator, Staff Accountant
Stephen Krikorian, Accounting Branch Chief

Re:	Paylocity Holding Corporation
Confidential Draft Registration Statement on Form S-1
Submitted December 6, 2013
CIK No. 0001591698

Ladies and Gentlemen:

We are writing on behalf of Paylocity Holding Corporation (the “Company” or “Paylocity”) in response to the December 31, 2013 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s draft Registration Statement on Form S-1 which was submitted to the Commission confidentially on December 6, 2013 (the “Registration Statement”).

Concurrently with this letter, the Company is also submitting confidentially to the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and is supplementally providing the Staff with certain materials in response to the Staff’s comments nos. 7 and 9 (the “Supplemental Materials”).

A marked copy of Amendment No. 1 indicating changes from the Registration Statement is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Amendment No. 1.

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•                                          State your election under Section 107(b) of the JOBS Act:

•                            If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                            If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. We note that you have included a risk factor on page 29, stating that you “may elect to use the extended transition period for complying with new or revised accounting standards. . . .” However, you have not specified your election. Include a similar statement in your critical accounting policy disclosures.

Response: In response to the Staff’s comment, the Company advises the Staff that it has elected to opt out of the extended transition period under Section 107(b) of the JOBS Act.  The Company has revised its disclosure on pages 31 and 68 of Amendment No. 1 to clarify that it has elected to opt out of the extended transition period, that such election is irrevocable, and to delete the risk factor stating that it may elect to use the extended transition period.

2. We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response: The Company acknowledges the Staff’s comment and confirms that it will provide the anticipated price range and related disclosure in sufficient time to process the filing.

3. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Response: The Company has included its proposed pictures and graphics on the inside cover of the Registration Statement.

4. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully advises the Staff that no written materials have been provided to potential investors and that the Company has no current plans to provide, or authorize others to provide, written materials to potential investors other than the preliminary prospectus that is a part of the Registration Statement.  The Company further advises the Staff that, to its knowledge, no research reports concerning the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.  In the event that any such reports are published or distributed, the Company will provide such reports to the Staff.

5. In October 2013, Reuters published a news article reporting that you had picked banks for an initial public offering that could come next year, according to two sources familiar with the matter and that you had hired Bank of America Corp, Deutsche Bank AG and William Blair to lead the deal which could raise around $100 million. In your response letter, describe the involvement of the registrant, the co-managers, and their affiliates in the dissemination of this information and outline the steps you have taken and procedures you have adopted to take to keep matters relating to any submission about your offering confidential and communications consistent with applicable legal requirements.

Response: The Company respectfully advises the Staff that the Company had no involvement in the dissemination of the information reported by Reuters.  In addition, the co-managers have represented to the Company that neither they nor their affiliates had any involvement in such dissemination.

The Company advises the Staff that it has taken the following steps and adopted the following procedures in connection with its decision to start engaging in formal initial public offering related activities:

•                  All press releases are embargoed until they have been reviewed by the Company’s chief executive officer and in most cases the Company’s outside legal counsel.

•                  The Company’s outside legal counsel met with the Company’s management team and board of directors to review the communication and related publicity restrictions on companies in registration and the steps that the Company put in place to manage publicity matters while in registration.

•                  The Company reviewed its external website to ensure compliance with restrictions on pre-offering publicity.

•                  Counsel to the underwriters informed the underwriting group of the necessity of restricting disclosures and keeping information regarding the offering confidential.

Throughout the process, the Company will continue to vigilantly monitor compliance with these procedures.

Prospectus Summary, page 1

General

6. Please disclose in your prospectus summary that insiders will continue to have substantial control over you following the initial public offering, as discussed in the risk factor on page 26. Please also disclose the post-IPO aggregate ownership interest of your officers,  directors and pre-offering major stockholders in the amendment that includes your preliminary prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 of Amendment No. 1 to disclose that insiders will continue to have substantial control over the Company.  In addition, the Company respectfully advises the Staff that the summary risk factor on page 4 of Amendment No. 1 discloses that insiders will continue to have substantial control over the Company after the offering.  The Company confirms that it will disclose the post-IPO aggregate ownership interest of its officers, directors and major stockholders in the amendment that includes its preliminary prospectus.

Overview, page 1

7. Please identify the bases on which you have concluded that you are a leading provider of cloud-based payroll and human capital management, or HCM, software solutions for medium-sized organizations. Please provide qualitative or quantitative support for this statement and consider whether comparisons with your leading competitors would help investors evaluate your claims of leadership. To the extent you compare unfavorably to your competitors in any material respect, please identify and disclose such deficiencies.

Response: The Company respectfully advises the Staff that it is a leading provider of cloud-based payroll and human capital management software solutions for medium-sized organizations because it is one of the largest providers of such solutions that offers a comprehensive and cloud-based solution, including a unified suite of payroll and HCM applications, designed specifically for medium-sized organizations having between 20 and 1,000 employees.  In the May 2012 Barrington Research Initiating Coverage Report of Ultimate Software Group, Inc., the Company is listed as one of the biggest players in the payroll sector focused on mid-sized companies.  A report published by Evercore in November 2013 identifies the Company as one of the payroll providers to whom customers of ADP may switch.  In particular, the Company believes the principal factors by which it competes in its market include the Company’s focus on medium-sized organizations and the configurability and ease of use of the Company’s solutions, as well as being a comprehensive, unified cloud-based solution designed to serve payroll and HCM needs.  The Company believes that its comprehensive solutions designed for medium-sized organizations permit finance and HR professionals to drive strategic human capital decisions by providing enterprise-grade payroll and HCM applications in a more easy-to-use package.  The Company believes that its software platform enhances the experience and usability of its products and provides a competitive advantage over alternative solutions, based on the number of the Company’s clients that have switched from other solutions.  The Company is supplementally providing the Staff a copy of the aforementioned reports.

8. Please include a cross-reference in paragraph four to the discussion of your key metrics in the Management’s Discussion and Analysis section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Amendment No. 1 to include a cross-reference to the discussion of its key metrics in the Management’s Discussion and Analysis section.

Industry Background, page 2

9. Please provide us with the relevant portions of the industry research reports you cite, such as the market study by International Data Corporation. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Please advise whether any of the third-party reports and studies identified throughout the prospectus were commissioned for you or for this offering, and if so, please clarify this fact in the forepart of the prospectus summary. Please also disclose the name and date of each industry report or study cited throughout the prospectus.

Response: The Company acknowledges the Staff’s comment and is supplementally providing the requested information under separate cover, including an identification of the industry research reports cited in the prospectus with clear cross-references to the underlying report.  The Company advises the Staff that none of the referenced reports was commissioned by the Company.  The Company further advises the Staff that each of the third parties referenced in Amendment No. 1 has given the Company its consent to use the applicable statement or statements in the Registration Statement and Amendment No. 1.  In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 70 and 71 to disclose the name and date of each industry report.

10. We note that your estimated target addressable market size is based on the assumption that potential clients will purchase your entire suite of solutions and that the approximate cost per client employee is $200. In this regard, please disclose whether it is typical for your existing clients to purchase your entire suite of solutions, and if so, what percentage does so. Please also disclose how much your existing clients spend, on average, per client employee on your solutions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 71 of Amendment No. 1 to disclose that is it not typical for existing clients to purchase the Company’s entire suite of solutions although some clients have purchased the entire suite of solutions.  The Company respectfully advises the Staff that the Company monitors and intends to disclose recurring revenue growth and annual client count growth because they are the key metrics by which the Company monitors its business internally and the Company believes them to be the best indicators of the Company’s business. The Company does not monitor or manage its business based on the amount existing clients spend, on average, per client employee on its solutions.  The Company derives revenue from each client based on the solutions purchased by the client, the services provided to the client on those solutions and the number of client employees for whom those services are provided.  The services provided to each client, the costs of the services and the definition of employee varies by solution.  For example, a client may only pay fees for services related to the Company’s benefits solution for benefits-eligible employees, whereas the same client may pay fees for payroll services related to the Company’s payroll solution for all employees.  The Company also does not monitor its business based on how much existing clients spend, on average, per client employee because this amount can vary significantly during any given period based on the seasonality of clients’ businesses, changes in clients’ employee counts, changes in the number and timing of payroll and other services provided using our solutions and other factors beyond the control of the Company.  The Company notes that it has clarified its disclosure on pages 1 and 69 accordingly.

The Offering, page 5

11. We note your disclosure that except as otherwise indicated, all information in this prospectus is based upon 65,882,448 shares of common stock outstanding as of September 30, 2013. Please clarify to state that these are number of shares to be outstanding after the conversion of your preferred shares.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 5 of Amendment No. 1 to clarify that the number of shares outstanding includes shares after conversion of its preferred shares.

Risk Factors

“We have incurred losses. . .,” page 9

12. Please disclose the losses from your most recent periods.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 9 of Amendment No. 1 to disclose the losses from its most recent quarterly and annual period in which it had losses.

“Any disruption in the operation. . .,” page 19

13. Please tell us what consideration you have given to filing the agreement with your third party data center facility in Kenosha, Wisconsin. In particular, analyze whether you are “substantially dependent” on the agreement with the data center within the meaning of Item 601(b)(10) of Regulation S-K. We note that you state in this risk factor that any disruption in the operation of your data centers could adversely affect your business and that the Wisconsin data center has no obligation to renew its agreement with you.

Response: The Company respectfully advises the Staff that, unlike SaaS companies which host their data centers with third parties, the Company currently hosts its applications and serves all of its clients from data centers located at the Company’s headquarters, and only utilizes the third-party data center as a backup data center in the event that the Company’s primary data centers become unavailable.  The Company maintains a back-up data center as a prudent business practice, but the Company is not required by any regulatory authority or in its arrangements with clients to maintain such data center.  In the event that the third-party data center becomes unavailable for any reason, the Company’s operations would only be impacted if the Company’s primary data centers became unavailable at the same time, and only then until the Company was able to make other accommodations.  In addition, because the Company’s agreement has a specified termination date, if the third-party data center chose not to renew the agreement, the

Company would have ample time to find a replacement provider, as numerous third parties could provide similar back-up data center facilities and services at a substantially similar cost.  The Company believes that any transition of these back-up data center services could occur very quickly and with minimal disruption to the business.

For the foregoing reasons, the Company believes that the agreement regarding its third-party data center is not a material contract of the type specified under Item 601(b)(10)(ii)(B) of Regulation S-K because it is a contract that ordinarily accompanies the kind of business conducted by the Company, the Company is not substantially dependent on the third-party data center, and it does not fall within any of the categories specified in Item 601(b)(10)(ii).

Industry and Market Data, page 34

14. You caution investors not to give undue weight to estimates regarding your general expectations, market position, market opportunity and market share. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your registration statement. Additionally, please provide an explanation of the factors that you believe investors should consider in evaluating third party market data and assessing its usefulness in the process of evaluating an investment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 34 of Amendment No. 1 to eliminate any implication that investors are not entitled to rely on the information in the registration statement, and to provide an explanation of the factors investors should consider in evaluating third-party market data and assessing its usefulness in the process of evaluating an investment.

Use of Proceeds, page 35

15. Please tell us whether you have a quantified business plan that would require the use of capital resources in amounts exceeding currently committed sources and anticipated funds that are generated internally.

Response: The Company respectfully advises the Staff that it does not have a quantified business plan that would require the use of capital resources in amounts exceeding currently committed sources and anticipated funds that are generated internally.

16. We note that you have allocated $1.4 million of the net proceeds to repay your outstanding debt. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds. Alternatively, if you have no specific plan for use of the proceeds, then revise to so state and discuss the principal reasons for the offering. See Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 35 of Amendment No. 1 to discuss the principal reasons for the offering.

Dilution, page 39

17. Please provide the consideration paid for and number of shares purchased by existing stockholders, as that information does not appear to be excludable in reliance upon Rule 430A.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will provide the omitted non-Rule 430A information in a subsequent amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

18. Please revise this section to provide a more meaningful discussion of known trends and uncertainties that may have a material impact on your financial results in the short and medium term, including any economic or industry-wide factors relevant to your company. In this regard, we note that low interest rates in recent periods have adversely impacted the income earned from client funds held by other companies in your industry. Furthermore, please discuss any material opportunities, challenges and risks you may face in the short and long term as you seek to obtain more medium-sized organizations as clients, such as downward pressures on pricing or increased costs of revenues attributable to resellers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 44 of Amendment No. 1 to provide a more meaningful discussion of known trends and uncertainties that may have a material impact on the Company’s financial results, and to discuss any material opportunities, challenges and risks the Company may face as it seeks to obtain more medium-sized organizations as clients.

Key Metrics, page 44

19. Please clarify that recurring revenue is composed of recurring fees and interest income on funds held for clients.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 44 of Amendment No. 1 to clarify that recurring revenue is composed of recurring fees and interest income on funds held for clients.

20. Please disclose how you calculate the “annualized value of revenue lost” in the calculation of annual retention rate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page  45 of Amendment No. 1 to disclose how the Company calculates the annualized value of revenue lost.

21. Please tell us what consideration you have given to disclosing the number of client employees in addition to client count. In this regard, we note that your recurring fees are, in part, based on the number of client employees, and you state on page 1 that your platform is priced on a per employee basis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 69 of Amendment No. 1 to clarify that the Company derives revenue from a client based on the solutions purchased by the client, the services provided to the client on those solutions and the number of client employees for whom those services are provided.  In addition, the Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company monitors and intends to disclose annual client count growth because it is one of the key metrics by which the Company monitors its business internally and the Company believes it to be one of the best indicators of the Company’s business.  The Company does not manage its business based on the number of client employees, as client employee counts fluctuate significantly during any given period based on the seasonality of clients’ businesses and related hiring and other factors beyond the control of the Company.  In addition, the definition of employee varies by solution, thereby reducing the usefulness of client employee counts.  For example, a client may only pay fees for benefits-eligible employees for services related to the Company’s benefits solution, whereas the same client may pay fees for all employees for payroll services related to the Company’s payroll solution.

Results of Operations, page 48

22. We note that throughout your results of operations discussion you attribute the change in various operating expenses to fluctuations in headcount. Please tell us what consideration you gave to quantifying the fluctuations in headcount. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. We refer you to Section III. D of SEC Release 33-6835.

Response: The Company acknowledges the Staff’s comment and respectfully advises that Staff that the Company has given consideration to quantifying the fluctuations in headcount and determined that presenting on a dollar basis the increase in sales and marketing, research and development and general and administrative expenses attributable to additional employee-related expenses is more meaningful to prospective investors than presenting fluctuation in headcount.  The Company believes that presenting fluctuations in headcount is less meaningful than quantifying the amounts of expenses that are attributable to additional employee-related expenses on a dollar basis in part because presenting headcount figures speaks only to the date for which the figure is reported and is not necessarily reflective of the additional costs incurred across the period as a whole.  The Company believes that quantifying the amount of additional expenses on a dollar basis provides prospective investors with a more accurate and holistic view of the impact of employee-related costs on the Company’s results of operations.  The Company believes that its current presentation contains an adequate quantification of the causes of material changes from year-to-year in the financial statement line items that are impacted by additional employee-related expenses year-to-year, as directed by Section III.D of the Commission’s Release 33-6835.

Comparison of Three Months Ended September 30, 2012 and 2013

Recurring Fees, page 50

23. We note that your recurring fees increased as a result of the continued growth of your client base and increased revenue per client. Please separately quantify the impact of the growth in client base and revenue per client, clarify the nature of the increased revenue per client and discuss how your fees have changed over the periods presented. Please also provide the same disclosures for your increased revenue per client for 2013 compared to 2012 and 2012 compared to 2011.

Response:  The Company respectfully advises the Staff that the Company does not manage or monitor its business based on the amount of revenue per client, as such amounts vary in a fiscal period due to changes in the mix of solutions used by the Company’s clients and changes within the client base.  The Company only uses client growth on an annual basis to evaluate and manage its business.  The Company does not track client growth on a quarterly basis because client count by quarter is too difficult to determine with reasonable certainty within reporting timeframes.  Changes within the existing client base and changes in client affiliations (which are often reported by clients) occur frequently and the reconciliation of those changes to determine client growth requires significant time and effort.

The Company monitors and intends to disclose recurring revenue growth and annual client growth because the Company believes they are better indicators of the Company’s business and consistent with the ways in which the Company monitors its business internally.  In addition, the Company advises the Staff that the nature of the increased revenue per client is generally attributable to the client’s purchase of a broader selection of the Company’s products.  The Company’s list price of its solutions has not changed over the periods presented.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 59

24. When the estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Response: The Company acknowledges the Staff’s comment and confirms that, once the estimated IPO price ranges is included in the registration statement, the Company will revise its disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as of its most recent valuation date and the midpoint of the IPO offering range.

25. Please clarify whether the same set of peer group companies was used as of each valuation date, and whether this same set of peer companies was also used in all other relevant valuation estimates, including the volatility used in determining the fair value of your stock options.

Response: The Company respectfully advises the Staff that the same set of peer group companies was used as of each valuation date, and that the same set of peer companies was also used in all other relevant valuation estimates related to the guideline public company method or which make reference to the guideline public companies, including the volatility used in determining the fair value of its stock options.

26. Please disclose the basis for the discount rate used in in applying the DCF method as of each valuation date. As part of your response, please clarify why the discount rate increased from 30% as of the April 30, 2011 valuation date to 35% as of the June 30, 2012 and May 31, 2013 valuation dates.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 62, 63 and 64 of Amendment No. 1 to disclose the basis for the discount rate used in applying the DCF method as of each valuation date.  In addition, the Company respectfully advises the Staff that the discount rate used in the Discounted Cash Flows (“DCF”) valuation method was based on the independent valuation firm’s determination that the Company was in the second stage of development.  Based on the common criteria utilized within the valuation profession, the valuation firm’s research determined that companies in the second stage of development typically utilize discount rates of 30%-50% for valuation purposes.  From there, the valuation firm then sought to utilize discount levels at the lower end of this range reflective of their conclusions about the Company’s particular circumstances.  In 2013, the valuation firm highlighted that the Company’s growth objectives increased from the fiscal 2011 valuation inputs thus warranting an increase in the discount rate to reflect a higher expected return.  In fiscal 2014, as historical performance confirmed these expectations and the Company’s growth objectives remained unchanged, the valuation firm determined that a change to the discount rate for fiscal 2014 was unwarranted.

Liquidity and Capital Resources, page 63

27. We note your disclosure that your cash and cash equivalents are influenced by the amount of funds held for clients from quarter to quarter. However, it does not appear that these funds are included in cash and cash equivalents on your balance sheet. Please clarify this statement. Further, please clarify whether the funds held for clients are available to fund your operations, or whether they are considered restricted solely for the repayment of client fund obligations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 64 and 65 of Amendment No. 1 to clarify that cash flows from investing and financing activities are influenced by the amount of funds held for clients, and that such funds are restricted solely for the repayment of client fund obligations.

Business

Our Products, page 72

28. Please provide additional details regarding how Paylocity Web Pay and Paylocity HR manage and administer clients’ benefit plans, particularly 401(k) plans. In this regard please explain whether you provide investment advice, including, but not limited to, whether you or software you provide select or recommend investment opportunities for employees that are plan participants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of Amendment No. 1 to clarify that the Company manages the payroll deductions for clients’ benefit plans.  Additionally, the Company advises the Staff that it does not provide any investment advice or store employee investment elections or balances in its system.

Management

Compensation Committee Interlocks and Insider Participation, page 88

29. Please expand your disclosure to provide the information required under Item 407(e)(4)(i) of Regulation S-K so that it includes the applicable information required by Item 404(a) of Regulation S-K. In particular, we note the investor rights agreement to which Mr. Sarowitz and Adams Street Partners, an affiliate of Mr. Diehl, is a party. Disclosure relating to related party transactions involving a compensation committee member during the last fiscal year must be included under the caption “Compensation Committee Interlocks and Insider Participation.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 89 of Amendment No. 1 to expand its compensation committee interlocks and insider participation disclosure.  The Company respectfully advises the Staff that Mr. Sarowitz was not a member of the compensation committee for the fiscal year ended June 30, 2013.

Executive Compensation

Summary Compensation Table, page 89

30. Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table as required by Item 402(o) of Regulation S-K. For example, please explain the specific criteria applied or formula used in determining the varying amounts of bonuses paid to Mr. Beauchamp and Mr. Sarowitz rather than attributing the bonuses to a holistic view of your performance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 91 of Amendment No. 1 to explain further the criteria applied to determine the varying amounts of bonuses paid.

31. Please include a footnote to the Summary Compensation Table, indicating that it does not reflect any payments made to Elite Sales Generation, Inc., a company owned by Mr. Sarowitz. Please also include a cross-reference to the Certain Relationships and Related Party Transactions section and the discussion of your oral agreement with and payments made to Elite.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 91 of Amendment No. 1 to provide a footnote regarding payments to Elite.

Certain Relationships and Related Party Transactions, page 96

32. Please provide the information required under Item 404 of Regulation S-K with regard to the distribution of shares held by Paylocity Management Holdings, LLC to its members in this section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 98 of Amendment No. 1 to disclose the information regarding the distribution of shares held by Paylocity Management Holdings, LLC.

33. We note the distribution of shares of common stock of the company held by Paylocity Management Holdings, LLC to its members immediately prior to the completion of this offering. To the extent recipients of these shares are also expected to be selling stockholders in this offering, please provide us with an analysis as to whether the issuance is “complete” for purposes of establishing the availability of Rule 152 to separate the issuance and resale as separate transactions. You may wish to address the presence of any contractual agreements that establish that the recipients of the shares held by the LLC have made binding and unconditional commitments to receive the shares of common stock.

Response: The Company respectfully advises the Staff that Paylocity Management Holdings, LLC (“Holdings”) was formed in May 2008 by the Company’s founders and certain members of the Company’s management team for the sole purpose of holding shares of Company common stock on behalf of such persons.  Holdings’ sole assets are the shares of Company common stock originally issued to Holdings in May 2008.  The Company is not a member or manager of Holdings, nor is the Company a party to the operating agreement or other charter documents of Management Holdings.

As noted in the Registration Statement, the managers of Holdings have indicated to the Company that they intend to dissolve Holdings in accordance with the terms of Holdings’ operating agreement prior to the completion of this offering.  As a result of such dissolution, the shares currently held by Holdings (and originally issued in May 2008) will be distributed to its members.  It is the Company’s understanding that there will be no consideration paid by the members to Holdings in respect of the dissolution and resultant distribution of shares.  Further, the Company will not issue any additional shares in connection with such dissolution and will not receive any consideration in respect of such dissolution.  The Company is also not providing any investment advice, representations or other assurances in respect of the dissolution.  The Company is not currently aware of any additional agreements to be entered into among the members of Holders in connection with the dissolution, but if such members enter into any agreements amongst themselves, the Company will not be party to such agreements.  Finally, the managers and members of Holdings became aware of the proposed offering solely by virtue of their roles within the Company and not as a result of any general solicitation by the Company.

For the foregoing reasons, the Company does not believe that the dissolution of Holdings by its members and the resultant distribution of shares is a private offering contemplated by Rule 152 or involving the issuer. The Company believes that this position is consistent with interpretive guidance provided by the Commission set forth in Securities Act Release No. 8828 (August 3, 2007).

34. We note that you have qualified your summaries of the investor rights agreement and the voting agreement by referring investors to the agreements filed as exhibits with the registration statement. Please revise your disclosure to eliminate the phrase “in its entirety.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 100 and 101 of Amendment No. 1 to eliminate the phrase “in its entirety” and similar qualifications.

Principal and Selling Stockholders, page 100

35. As soon as practicable and not later than your filing of the amendment containing the preliminary prospectus, please provide a completed table of beneficial ownership for shares beneficially owned prior to the offering.

Response: The Company acknowledges the Staff’s comment and will provide a completed table of beneficial ownership as soon as practicable and no later than the filing of the amendment containing the preliminary prospectus.

36. Please expand the disclosure in the footnotes to the table on page 100 to indicate the number of shares of Series A and Series B convertible preferred stock held by each of the executive officers and directors and holders of more than five percent of the shares.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 103 of Amendment No. 1 to indicate the number of shares of Series A and Series B preferred stock held by each executive officer, director and holder of more than five percent of the shares.

37. Footnote 2 contains disclaimers of beneficial ownership. For the purposes of Rule 13d3(a) of the Exchange Act, beneficial ownership is not determined based on pecuniary interest. Please revise each footnote to the table accordingly or tell us why such a disclaimer is appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 103 of Amendment No. 1 to eliminate the disclaimer of beneficial ownership.

Description of Capital Stock, page 102

38. You qualify the description of the amended and restated certificate of incorporation, bylaws and registration rights agreement “in its entirety.” Please eliminate the phrase “in its entirety.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 104 of Amendment No. 1 to eliminate the phrase “in its entirety.”

39. We note your statement that all outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. Because this is a legal conclusion, please either attribute the statement to legal counsel or remove it.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 104 of Amendment No. 1 to remove the statement that all outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Underwriting

Reserved Shares, page 115

40. Please state whether the shares allocated to the directed share program will be subject to lock-up agreements.

Response: The Company advises the Staff that it currently does not expect to have a directed share program.  Accordingly, the Company has revised its disclosure on page 117 to delete the reference to the directed share program.

Where You Can Find Additional Information, page 122

41. Please remove the phrase “in all respects,” as your descriptions of these exhibits within your prospectus should satisfy applicable disclosure requirements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 124 of Amendment No. 1 to eliminate the phrase “in all respects.”

Consolidated Financial Statements

Consolidated Balance Sheets as of June 30, 2011, 2012 and 2013, page F-3

42. We note your disclosure on page 64 that though you debit a client’s account prior to any disbursement on its behalf, there is a delay between your payment of amounts due to employees and taxing and other regulatory authorities and when the incoming funds from the client to cover these amounts payable actually clear into your operating accounts. Please clarify whether the Funds held for clients represent amounts on deposit in your bank accounts and why it is appropriate to record these amounts as assets and liabilities on your balance sheet. Further, please clarify how you earn interest income on these funds given that it appears you make payments prior to receipt of funds in your operating account.

Response: The Company respectfully advises the Staff that funds held for clients do represent amounts on deposit in the Company’s bank accounts upon which the Company earns interest and classifies them as assets accordingly. However, in accordance with ACH banking regulations, amounts previously credited to an account and on deposit can be reversed within certain time frames and under certain circumstances, including if there are insufficient funds in the originating account.  Per the Company’s agreements with clients, the Company also has the obligation to remit funds to satisfy its clients’ payroll and tax payment obligations.  Therefore, the payments are obligations to the Company as well and the Company records them as liabilities accordingly.  The Company also holds funds for tax deposits until they are due, which can extend beyond timelines for reversal.  The Company has revised its disclosure on page 14 of Amendment No. 1 to be more descriptive as to the timing of tax payments.

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the years ended June 30, 2011, 2012 and 2013, page F-5

43. We note your disclosure on page 96 that in June 2012 you used proceeds of the Series B preferred share stock financing to redeem shares of common stock from certain stockholders who are members of you board of directors and executive officers. It appears that the price per share paid for the redemption of your common stock was equal to the price per share received for your Series B preferred shares. Tell us whether you consider the redemption price to be representative of the fair value of your common stock. As part of your response, tell us how you considered the liquidation, redemption and dividend features of the preferred stock in determining the fair value. Please also clarify whether any amounts paid to executives are contingent on continued employment, are refundable under any circumstances or involved the exchange of any other stated or unstated privileges, and how you considered the provisions of ASC 505-30-30-2 through 4 in accounting for this redemption.

Response: The Company advises the Staff that it considers the redemption price paid in June 2012 for common stock to be representative of the fair value of its common stock as of the date of the transaction.  The fair value of the Company’s common stock was established by its Board of Directors, which, in making its determination of fair value, considered a variety of factors including contemporaneous periodic valuation studies from an independent and unrelated third-party valuation firm.  In accounting for the sale of preferred stock and redemption of common stock at $3.25, the value of the Company’s common stock as established by its Board of Directors, the Company considered the preferential rights of the preferred stock such as liquidation, redemption and dividend rights, and determined that such features constituted downside protection and that the probability was remote that the preferred stockholders would realize the benefit of any such preferences.  At the time of the transactions, the Company was already established and financially healthy with a history of recurring revenues and operating cash flows.  As such, the Company assigned no value to such preferences in accounting for the preferred stock on issuance and no difference between the value assigned to preferred stock sold and the common stock redeemed.

Additionally, the Company respectfully advises the Staff that any amounts paid to executives in consideration for the redeemed common stock are not contingent on continued employment, are not refundable under any circumstances and are not in consideration for any other stated or unstated privileges.  As such, the Company determined that the amount paid to redeem common stock was entirely attributable to the purchase of the common stock in considering the provisions of the ASC 505-30-30-2 through 4.

Notes to the Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(J) Revenue Recognition, page F-10

44. We note that your costs of implementation services exceeded your revenue from implementation services for each period presented. For your multiple element arrangements involving implementation services and recurring services, please clarify how you determined best estimate of selling price for your implementation services. As part of your response, tell us how you considered the costs to perform these services in your estimate of selling price. Also, explain why you cannot obtain third-party evidence of fair value for these services. In this regard, we note your disclosure states that such services are performed by third-party vendors.

Response: The Company respectfully advises the Staff that its best estimate of selling price for its implementation services on a standalone basis was calculated by adding an assumed profit margin to its incurred implementation cost.  The Company negotiates the fees for recurring services at the same time as the implementation services resulting in an agreement that is a multiple element arrangement.  Because implementation services are also performed by third-party vendors, the Company has established standalone value for its implementation services.  Were the Company to perform implementation services on a standalone basis, the Company would require a profit margin to make the effort worthwhile.  As such, the Company has calculated its best estimate of selling price for the Company’s implementation services on a standalone basis by adding an assumed profit margin to its incurred implementation costs.  Given the contingent nature of the Company’s recurring services in that the agreements are cancellable with 60 days’ notice or less, when applying the provisions of ASC 605-25, the Company does not allocate arrangement consideration from the ongoing recurring deliverables of the multiple element agreement to the implementation deliverable.  This results in a loss on implementation services for both individual projects and on an overall basis.

The Company respectfully submits that it cannot obtain third-party evidence of fair value for these services because each implementation is unique.  Each third-party billing for implementation services is based on the facts and circumstances attributable to that particular vendor, the client to which the implementation services relate and local competitive factors, and is the result of a sell-in process unique to every client negotiation. Thus, such billings are not reliably comparable or largely interchangeable to implementation services negotiated with clients that are performed by the Company.

45. Please clarify the percentage of your revenue you recognize from sales through partners or utilizing partner services, and the factors you considered in determining that the company is the primary obligor for transactions recognized at the gross amount billed.

Response: The Company respectfully advises the Staff that the percentage of revenue recognized from sales through partners or utilizing partner services was 14%, 13% and 12% for the years ended June 30, 2013, 2012 and 2011, respectively.  The Company determined it was the primary obligor for transactions recognized at the gross amount billed in accordance with ASC 605-45.  In the Company’s agreements with partners or when partner services are utilized, the Company is responsible for providing the product or service to customers and is responsible for fulfillment, including acceptance by the client.  Further, in the Company’s arrangements with resellers, clients sign the Company’s terms and conditions, and payrolls are processed and other human capital management services delivered directly out of the Company’s servers.  In other instances, clients also agree to the Company’s terms and conditions and the Company is responsible for marketing the product to clients.

46. Please tell us why interest income on funds held for clients is included in total revenues, and what consideration you gave to disclosing your accounting policies for these revenues.

Response: The Company respectfully advises the Staff that it determined that the inclusion of interest earned on funds held for clients within total recurring revenues is appropriate as the collection, holding and remittance of these funds are critical components of providing the

Company’s services.  This follows a similar practice for peer companies within the payroll industry.  The Company initially determined that the description of the revenues as “Interest income on funds held for clients” was adequate for disclosure purposes; however, upon further consideration of the Staff’s comments, the Company has revised its disclosure on page F-10 of Amendment No. 1 to clarify that interest income collected on funds held for clients is recognized in recurring revenues when earned as the collection, holding and remittance of these funds are critical components of providing these services.

(10) Income Taxes, page F-19

47. Tell us what consideration you gave to disclosing the information required by ASC 740-10-50-15 and 15A.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-19 to clarify that the Company had no unrecognized tax benefits as of June 30, 2011, 2012 and 2013, respectively.

(12) Redeemable Convertible Preferred Stock, page F-19

48. We note that at any time following the third anniversary of the initial issuance of the Series B Redeemable Convertible Preferred Stock, the majority holders of Series A and Series B Redeemable Convertible Preferred Stock may require the Company to redeem all of the Series A and Series B Redeemable Convertible Preferred Stock upon notice to the Company. Please tell us how you considered the provisions of ASC 480-S99-3A-15 in measuring the carrying value of these preferred shares. Further, please tell us how you considered the provisions of ASC 480-S99-3A-20 in the calculation of earnings per share.

Response: The Company respectfully advises the Staff that it determined that a liquidation or redemption event is not probable given the Company was financially healthy with a history of repeatable revenues and positive operating cash flows during the time frame covered in the financial statements presented in the Registration Statement and remains so as of the date hereof.  As such, the Company applied the guidance contained in ASC 480-S99-3A-15 stating that subsequent adjustment of the carrying value is unnecessary when the probability of occurrence of a liquidation or redemption event was determined to be not probable.  As time passes, the Company will continue to assess the likelihood of redemption and apply the provisions of ASC 480-S99-3A-15 accordingly.  Given that no increases or decreases to the carrying amount of preferred stock were recorded, there were no corresponding decreases or increases to income available to common stockholders in the calculation of earnings per share as outlined in ASC 480-S99-3A-20.

49. Tell us what consideration you gave to disclosing the redemption value and conversion rate of your preferred shares. We refer you to ASC480-S99-3A-24. Disclose other dividend rights in addition to their cumulative dividend feature.

Response: The Company respectfully advises the Staff that the Company considers the likelihood of redemption to be not probable as of June 30, 2013, September 30, 2013 and as of the date hereof.   As such, the Company omitted detailed disclosures of the redemption value for each of its series of preferred shares.

The Company respectfully refers the Staff to paragraph 5 of footnote 12 to the Consolidated Financial Statements for its conversion rate in the event the preferred stock is automatically converted to common stock.  In addition, the Company has revised its disclosure on pages F-20 and F-34 of Amendment No. 1 to provide the current conversion ratio and to clarify that the holders of Series A and Series B Redeemable Convertible Preferred Stock are entitled to receive, on an if-converted basis, when set aside or paid by the Company, any dividends on the Company’s common stock.

(14) Commitments and Contingencies

(c) Reseller Agreements, page F-23

50. We note your disclosures that if a termination of your reseller agreements were to occur, you would be required to acquire the assets of the resellers for a purchase price based on a multiple of amounts paid by the company to the resellers. Tell us what consideration you gave to disclosing these multiples in order to clarify the amount of these commitments. Further, tell us how you will account for these payments, if made, and whether they will result in additional losses to the company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-23 and F-37 to disclose the multiples provided in the reseller agreements.  The Company respectfully submits to the Staff that it expects to account for any payments to acquire the assets of a reseller as a purchase of a business and expects that such a transaction will not result in additional losses to the company.

51. Please clarify the nature of the payments you have been making to these resellers under these arrangements and how you have accounted for these payments.

Response: The Company respectfully advises the Staff that its payments to resellers have been based on a mutually agreed upon share of revenues for clients sourced by the reseller.  Both the revenue and associated revenue sharing costs for any clients acquired by these third parties are accounted for during the same period.  Revenue sharing costs associated with resellers are included in costs of revenues.

(15) Earnings Per Share, page F-24

52. We note your disclosure that the holders of your Redeemable Convertible Preferred Stock do not have a contractual obligation to share in the losses of the Company. However, it appears that you have allocated losses to these shareholders in 2011. Please clarify whether the undistributed earnings allocated to participating securities also include cumulative dividends. Tell us the amount representing cumulative dividends and the amount representing an allocation of undistributed earnings for each year presented, and clarify your disclosures accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-25 and F-39 of Amendment No. 1 to clarify that the undistributed earnings allocated to participating securities is entirely comprised of the cumulative preferred dividend attributable to the periods presented.

53. We note your disclosure that basic net income per common share is computed using the weighted average number of common shares outstanding during the period plus the Series A and Series B Redeemable Convertible Preferred Stock on a weighted average basis. Since the preferred stock have cumulative dividend rights, please tell us why you believe including your preferred shares in the weighted average number of shares outstanding for your basic earnings per share calculation is proper.

Response: The Company respectfully advises the Staff that the holders of preferred stock participate in dividends declared on common stock on an as-if-converted basis, as described on pages F-20 and F-34 of Amendment No 1.  As such, in periods in which the Company reports “Net income attributable to common stockholders”, the inclusion of Series A and Series B Redeemable Convertible Preferred Stock in the calculation of basic earnings per share results in the accurate reflection of the per share amount available for dividends on common stock.

Item 16. Exhibits and Financial Statement Schedules, page II-2

54. Please file all exhibits as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments. In particular, please tell us what consideration you have given to filing the agreements with your resellers pursuant on Item 601(b)(10) of Regulation S-K. Note 14(c) to your financial statements states that each of the reseller agreements requires you to acquire the assets of the reseller upon termination of the agreement. Please address the significance of this provision in evaluating whether the agreements must be filed.

Response: The Company acknowledges the Staff’s comment and confirms that it will file all remaining exhibits as soon as possible.

The Company respectfully advises the Staff that the reseller agreements are immaterial in amount and significance.  Sales attributable to the resellers totaled $3.8 million, $6.1 million and $8.6 million during fiscal 2011, 2012 and 2013, respectively, which amounts were not material to the Company’s results for such period.  In the event that the resellers became unavailable for any reason or the Company’s arrangements with the reseller were terminated, the Company’s operations would only be impacted during the short period that the Company transitioned the work to its direct sales force.  The purchase price of the assets associated with any termination would not be material to the Company.  Further, numerous third parties could provide similar reseller services at a substantially similar cost, and the Company believes that any transition of these resellers could occur very quickly and with minimal disruption to the business.

For the foregoing reasons, the Company believes that the agreements with its resellers are not material contracts of the type specified under Item 601(b)(10)(ii)(B) of Regulation S-K because the Company is not substantially dependent on the reseller agreements and they do not fall within any of the categories specified in Item 601(b)(10)(ii).

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (512) 457-7090 if you have any questions regarding this letter or Amendment No. 1.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III, P.C.
John J. Gilluly III, P.C.
Partner

Enclosures

cc:                                Steven R. Beauchamp (Paylocity Holding Corporation)

Peter J. McGrail (Paylocity Holding Corporation)

Christopher J. Austin (Goodwin Procter LLP)